Exhibit 99.1

Materialise Announces Results of 2016 Annual General Shareholders’ Meeting

Leuven, Belgium – June 23, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Annual General Shareholders’ Meeting held on Tuesday, June 7, 2016 at its headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

At the Annual General Shareholders’ Meeting, shareholders approved all resolutions, including the Belgian GAAP statutory annual accounts for the fiscal year 2015.

Shareholders also elected the following directors to serve until the next Annual General Shareholders’ Meeting:

Peter Leys

Wilfried Vancraen

Hilde Ingelaere

Pol Ingelaere

Jos Vander Sloten

A TRE C CVOA, represented by Johan De Lille

Jürgen Ingels

Lieve Verplancke

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Investor contacts:

Investor Relations Materialise

Email: investors@materialise.com

Harriet Fried

Senior Vice President

LHA

+1-212-838-3777

hfried@lhai.com